United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents:

Press Release
Signature Page

CVRD sells Foz do Chapecó
Rio de Janeiro, February 10, 2006 – Companhia Vale do Rio Doce (CVRD) informs that it entered into a sale agreement with Furnas Centrais Elétricas (Furnas) to sell for R$ 9 million its 40% stake in the consortium to build and operate the Foz do Chapecó hydroelectric power plant.
The closing of this transaction is subject to the satisfaction of some precedent conditions.
Foz do Chapecó is located in the Uruguay river, which borders the Brazilian southern states of Rio Grande do Sul and Santa Catarina. The total installed capacity of the power plant will be 855 megawatts (MW).
CVRD invests in power generation to meet its consumption needs, given the importance of this input for the Company’s operations and its permanent focus on cost reduction.
CVRD owns stakes in five hydroelectric power plants: Igarapava, Porto Estrela, Funil, Candonga and Aimorés, all of them located in the state of Minas Gerais, Brazil. Its take in the electricity generated by these plants is allocated to meet the consumption of its Southern System operations. Currently, the Company is investing in the construction of two new hydroelectric power plants in the state of Minas Gerais, Capim Branco I and Capim Branco II, in the Araguari river, which are expected to start up in 2006 and 2007, respectively.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2006		COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Roberto Castello Branco
Roberto Castello Branco Director of Investor Relations